Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the
Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 14 Incorporated
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538
IMPORTANT INFORMATION FOR CPA®:14 STOCKHOLDERS
Your board of directors requests your approval of a proposal to merge CPA®:14 and CPA®:16 — Global.
Please vote by April 25, 2011
This brochure must be read in conjunction with the joint proxy statement/prospectus in order to understand fully all of the implications and risks of the transactions to which it relates. A copy of the joint proxy statement/prospectus must be made available to you in connection with these transactions.

DEAR FELLOW CPA®:14 STOCKHOLDERS
CPA®:14’s board of directors has approved a plan that will provide CPA®:14 stockholders with liquidity options for their investments. We believe that this plan offers CPA®:14 stockholders an excellent opportunity to realize the full appreciation of CPA®:14’s portfolio.
Under this plan, CPA®:14 will merge with and into CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global, an affiliated non—traded REIT also managed by our advisor, W. P. Carey & Co. LLC (W. P. Carey). Immediately prior to the merger, CPA®:14 will sell its interests in a total of six existing joint-venture investments to CPA®:17 — Global and W. P. Carey for approximately $89.5 million in cash and the assumption of related debt.
CPA®:14 stockholders of record as of the close of business on February 28, 2011 who remain stockholders through the effective time of the merger will receive total consideration of $11.50 per share, which is equal to the estimated net asset value per share (NAV) of CPA®:14 as of September 30, 2010. The $11.50-per-share merger consideration will be paid in either cash or a combination of a $1.00 special cash distribution and $10.50 in shares of CPA®:16 — Global, as elected by the stockholder. CPA®:14 stockholders who choose to receive shares will exchange each share of CPA®:14 for 1.1932 shares of CPA®:16 — Global. Based on CPA®:16 — Global’s current annualized distribution rate, stockholders who elect to receive CPA®:16 — Global shares will receive an annual rate of return of 9.24% on their adjusted basis of $8.55 per share of invested capital after deducting the $1.00 special cash distribution from the current basis of $9.55 per CPA®:14 share. Of course, future distributions are not guaranteed and there can be no assurance of the future returns that CPA®:14 stockholders might receive as stockholders of CPA®:16 — Global. The exchange of CPA®:14 shares for shares of CPA®:16 — Global is intended to be nontaxable.

		After the Merger and the $1.00-per-
	Current	Share Special Cash Distribution
	Invested Capital of $9.55*	Invested Capital of $8.55
Rate of Return on Invested Capital	8.38%	9.24%
As described in the enclosed joint proxy statement/prospectus, the merger is subject to certain conditions, including but not limited to the funding of CPA®:16 — Global’s new, senior secured credit facility of $300 million and holders of 50% or less of CPA®:14’s common stock electing to receive cash.
Your vote is very important regardless of the number of shares you own.
The board of directors of CPA®:14, after receiving the recommendation of a special committee of independent directors of CPA®:14’s board of directors, has determined that the merger is in the best interests of our stockholders and unanimously recommends that CPA®:14 stockholders vote for the merger.
The enclosed joint proxy statement/prospectus provides you with detailed information about the proposed merger and the scheduled stockholders’ meeting. You are urged to VOTE—by telephone, mail or the Internet—as promptly as possible. A special meeting of CPA®:14 stockholders will be held at W. P. Carey’s corporate offices on April 26, 2011, at 10:00 a.m. Eastern time to vote on the merger.
We encourage you to read carefully the entire joint proxy statement/prospectus accompanied by this brochure, as it contains important information regarding the merger. In particular, please review the section titled RISK FACTORS of the enclosed join proxy statement/prospectus for a discussion of the risks associated with the merger. The effects of the merger will be different for CPA®:14 stockholders and CPA®:16 — Global stockholders.
If you need additional copies of this brochure, the enclosed joint proxy statement/prospectus or our other regulatory filings, please contact our Investor Relations Department at 1-800-WP CAREY (1-800-972-2739) or IR@wpcarey.com. You can also download our filings for free from our website www.cpa14.com or from the U.S. Securities and Exchange Commission’s website www.sec.gov.
We have sought to anticipate some of the questions you may have regarding this transaction and to address them in the following pages. However, if you have additional questions regarding the enclosed joint proxy statement/prospectus or the proposed merger or if you need assistance with completing the proxy card, please feel free to call Computershare Fund Services, which has been retained to answer any questions and whose toll-free number is 1-866-525-2692.
We thank you again for your continued confidence and support and wish you and your family the very best.
With best regards,

Wm. Polk Carey	Trevor P. Bond	Gino M. Sabatini
Chairman of the Board	Chief Executive Officer	President

The board of directors recommends that CPA®:14 stockholders vote FOR the merger.
When you vote FOR the merger, you must also elect a merger consideration of:
• cash
OR
• shares of CPA®:16 — Global common stock
Additional Information about the Proposed Merger
CPA®:14 stockholders, CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials that were filed by CPA®:14 and CPA®:16 — Global with the U.S. Securities and Exchange Commission (SEC). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:16 — Global’s website (www.cpa16global.com) or by accessing CPA®:14’s website (www.cpa14.com). CPA®:16 — Global, CPA®:14 and certain of their executive officers and members of management may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger—including any interest they have in the proposed merger—by reading the joint proxy statement/prospectus filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

HIGHLIGHTS OF THE TRANSACTION
Investor Election of Merger Consideration
If the merger is approved, each CPA®:14 stockholder of record as of the close of business on February 28, 2011, who remains a stockholder through the effective time of the merger will receive total consideration valued at $11.50 per share of CPA®:14 common stock and will have the ability to elect to receive cash or shares of CPA®:16 — Global common stock as set forth below.

Option 1: Cash	OR	Option 2: Shares of CPA®:16 — Global common stock
Stockholders receive the $1.00-per-share special cash distribution and elect to receive additional cash of $10.50 per share, for a total of $11.50 (120% of adjusted capital basis of $9.55 per share).	Stockholders receive the $1.00-per-share special distribution and elect to receive 1.1932 shares of CPA®:16 — Global (value of $10.50) for each share of CPA®:14. The exchange of CPA®:14 shares for shares of CPA®:16 — Global is intended to be tax free.

CPA®:16 — Global currently expects to maintain its annual dividend of $0.6624 per share after the merger, which will result in an annualized distribution rate of 9.24% on the adjusted capital basis of $8.55 per share for those CPA®:14 stockholders who elect CPA®:16 — Global shares.
Stockholders who become holders of record after the close of business on February 28, 2011 who remain stockholders through the effective time of the merger will receive consideration for the merger in the form of the $1.00 special cash distribution and $10.50 in CPA®:16 — Global common stock.
The principal reasons the board of directors of CPA®:14 is entering into the merger are to:
•	allow stockholders to realize the full estimated net asset value of their CPA®:14 common stock;
•	provide an option for stockholders to receive cash for their CPA®:14 common stock;
•	provide an option for stockholders to receive common stock of a substantially similar REIT in a nontaxable transaction; and
•	create the opportunity for stockholders to own shares of a larger W. P. Carey—managed entity if they desire to do so.
The board of directors of CPA®:14 also considered a number of potentially negative factors about the merger, including:
•	for CPA®:14 stockholders who elect to receive cash in the merger, the taxable nature of the merger;
•	the elimination of the opportunity for CPA®:14 stockholders to continue to own equity securities of CPA®:14;
•	that CPA®:16 — Global’s portfolio contains significantly more international properties than CPA®:14’s portfolio, which means that CPA®:14 stockholders who receive CPA®:16 — Global common stock in the merger will have greater exposure to the risks of international real estate investments;
•	that the exchange rate is fixed and based primarily on a real estate valuation as of September 30, 2010. Accordingly, adverse changes to CPA®:16 — Global’s portfolio subsequent to September 30, 2010 could alter its value but will not result in an adjustment of the exchange ratio; and
•	the risk that the merger might not be completed as a result of the failure to satisfy one or more closing conditions, such as receipt of requisite stockholder approvals, completion of CPA®:16 — Global’s new $300 million senior secured credit facility and holders of 50% or less of CPA®:14’s outstanding common stock electing to receive cash in the merger.

THE MERGER’S U.S. FEDERAL INCOME TAX CONSEQUENCES TO CPA®:14 STOCKHOLDERS
Provided the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, the merger will have the following U.S. federal income tax consequences to CPA®:14 stockholders:
•	Receipt of Cash: If you elect to receive cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash you receive and your adjusted tax basis in your CPA®:14 common stock. The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your shares of CPA®:14 common stock is more than one year. The gain or loss will generally be short-term capital gain or loss if your holding period in your shares of CPA®:14 common stock is one year or less. If, however, your holding period in your shares of CPA®:14 common stock is six months or less, any loss you recognize will be a long-term capital loss to the extent of any CPA®:14 capital gain dividends that you have treated as long-term capital gain, including any long-term capital gain resulting from the CPA®:14 asset sales and the $1.00-per-share special cash distribution.
•	Receipt of Shares of CPA®:16 — Global Common Stock: If you elect to receive shares of CPA®:16 — Global common stock in the merger, you will not recognize gain or loss for U.S. federal income tax purposes. Your aggregate tax basis in the shares of CPA®:16 — Global common stock you receive will be equal to your aggregate tax basis in the shares of CPA®:14 common stock. Your holding period in your shares of CPA®:16 — Global common stock will include your holding period in your shares of CPA®:14 common stock.
For a more complete summary of the material U.S. federal income tax consequences related to the transaction, please refer to the Material U.S. Federal Income Tax Considerations section of the joint proxy statement/prospectus. For tax advice or more-technical questions about how tax laws apply to you, please consult your tax advisor.

QUESTIONS AND ANSWERS
The following questions and answers briefly address some of the commonly asked questions about the special meeting of CPA®:14 stockholders and the merger. As they may not include all of the information that may be important to you, CPA®:14 urges you to carefully read the entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you.
Q: Who is soliciting my proxy?
A: The directors of CPA®:14 are sending you this joint proxy statement/prospectus and the enclosed proxy card so that you can vote on the proposed merger. The board of directors of CPA®:14 unanimously recommends that CPA®:14 stockholders vote FOR the merger, the alternate merger and the other proposals described in the joint proxy statement/prospectus.
Q: Why am I receiving these materials?
A: CPA®:14 and CPA®:16 — Global have entered into a merger agreement pursuant to which CPA®:14 will merge with and into CPA 16 Merger Sub, a subsidiary of CPA®:16 — Global. If the merger will not satisfy applicable requirements to qualify as a reorganization for U.S. federal income tax purposes and the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement, the parties will engage in the alternate merger. In the alternate merger, CPA®:14 and CPA®:16 — Global will merge with two separate merger subsidiaries of CPA 16 Holdings, and each of CPA®:14 and CPA®:16 — Global will survive the alternate merger as subsidiaries of CPA 16 Holdings. For the merger to occur, the stockholders of CPA®:14 must approve the merger. For the alternate merger to occur, the stockholders of each of CPA®:14 and CPA®:16 — Global must approve the alternate merger. That is why these materials have been sent to you.
Q: Are there any conditions to completion of the merger?
A: Yes, the merger is subject to a number of conditions, including, among others, the following:
•	the receipt of requisite stockholder approvals;
•	the completion of the sale of a total of six of CPA®:14’s assets to CPA®:17 — Global and W. P. Carey;
•	the closing of the funding of a new $300 million senior secured credit facility for CPA®:16 — Global; and
•	holders of 50% or less of the outstanding CPA®:14 common stock electing to receive cash in the merger.
If any of these conditions is not satisfied, the merger agreement and the merger may be terminated by either CPA®:14 or CPA®:16 — Global. These and other conditions to the merger are described in more detail in the enclosed joint proxy statement/prospectus.
Q: When do you anticipate completing the merger?
A: Assuming the closing conditions listed earlier are satisfied, we currently expect to complete the merger in the second quarter of 2011; however, we cannot assure you as to when, or whether, the merger will occur.
Q: Why is CPA®:14 selling six of its assets to CPA®:17 — Global and W. P. Carey rather than selling all of its assets to CPA®:16 — Global in the merger?
A: Immediately prior to the merger, CPA®:14 proposes to sell interests in three properties to CPA®:17 — Global for approximately $57.4 million in cash, plus the assumption of related nonrecourse mortgage indebtedness, and interests in three other properties to W. P. Carey for approximately $32.1 million in cash, plus the assumption of related non-recourse mortgage indebtedness. CPA®:16 — Global is not purchasing the properties being sold to CPA®:17 — Global because CPA®:16 — Global already is a joint-venture partner in those properties and does not wish to increase its ownership interest in them. The properties being sold to W. P. Carey are properties in which W. P. Carey already is a joint-venture owner, and the properties have an average remaining lease term of 7.8 years, which is shorter than CPA®:16 — Global’s preferred lease term.

Q: How will CPA®:16 — Global pay for the cash portion of the merger consideration?
A: CPA®:16 — Global intends to pay for cash elections by CPA®:14 stockholders’ using a combination of the following resources:
•	CPA®:14’s and CPA®:16 — Global’s available cash on hand;
•	the cash proceeds of the CPA®:14 asset sales;
•	the new, $300 million CPA®:16 — Global senior secured credit facility; and
•	if necessary, cash proceeds from the sale of CPA®:16 — Global common stock to W. P. Carey.
CPA®:16 — Global has entered into commitment letters for a new, $300 million senior secured credit facility; however, the commitment letters are subject to a number of conditions, including the lenders’ satisfactory completion of due diligence and determination that no material adverse change in CPA®:16 — Global has occurred. There can be no assurance that CPA®:16 — Global will be able to obtain and consummate the new credit facility, and if CPA®:16 — Global is unable to do so, the merger agreement and the merger may be terminated by either CPA®:14 or CPA®:16 — Global.
Q: What is the purpose of the alternate merger described in the joint proxy statement/prospectus?
A: The alternate merger is intended to provide an alternate, tax-efficient transaction if the amount of cash received by CPA®:14 stockholders in the merger could cause the merger of CPA®:14 into a subsidiary of CPA®:16 — Global to be a taxable transaction to CPA®:14 stockholders regardless of whether they receive cash or shares of CPA®:16 — Global common stock. In general, if the cash consideration exceeds 60% of the total consideration in the merger, the entire merger can be taxable—even to CPA®:14 stockholders who elect to receive CPA®:16 — Global common stock. If holders of more than 50% of CPA®:14’s shares of common stock elect to receive cash in the merger, (i) either CPA®:14 or CPA®:16 — Global may terminate the merger agreement and (ii) W. P. Carey will have no obligation to purchase shares of CPA®:16 — Global. If the boards of directors of each of CPA®:14 and CPA®:16 — Global, including their respective independent directors, have not elected to terminate the merger agreement, the transaction will be completed using the alternate merger. The alternate merger is intended to result in a nontaxable transaction, except for CPA®:14 stockholders who elect to receive cash for their shares of CPA®:14 common stock.
Q: What if I want to change my vote or election?
A: You may change your vote or election in three ways:
•	Deliver a written notice or a later-dated proxy card to the corporate secretary of CPA®:14 prior to the special meeting;
•	Call the proxy solicitor, Computershare Fund Services, at 1-866-241-6192 and revise your vote or election telephonically; or
•	attend the special meeting and vote in person; however, your attendance alone will not revoke your proxy or change your vote or election.
Q: What happens if I do not vote?
A: If you do not vote and the merger is approved, you will receive the special $1.00 cash distribution and $10.50 in CPA®:16 — Global common stock for each share of CPA®:14 you hold.
Q: Can I make my election for either cash or stock after the merger is completed?
A: No, you must make your election at the time of voting. If you vote but do not indicate whether you want to receive cash or CPA®:16 — Global common stock, you will receive CPA®:16 — Global common stock if the merger is approved.
Q: Who can help answer my additional questions?

A: If you have more questions about the merger or would like additional copies of the enclosed joint proxy statement/prospectus, you can contact the proxy solicitor hired by CPA®:14:
Computershare Fund Services
280 Oser Avenue
Hauppauge, NY 11788
Telephone: 1-866-525-2692
You can also contact:
CPA®:14
Investor Relations Department
50 Rockefeller Plaza
New York, NY 10020
Telephone: 1-800-WP CAREY (1-800-972-2739)

Vote YES for the merger
You may vote:
▪	FOR the merger
▪	against the merger
▪	abstain
When you vote for the merger, you must also make an election to receive consideration in the form of either:
▪	cash
OR
▪	shares of CPA®:16 — Global common stock
How to vote
TELEPHONE
Call toll-free 1-866-241-6192, 24 hours a day, seven days a week.
There is no charge for this call; please have your proxy card in hand.
INTERNET
1. Go to www.proxy-direct.com
2. Please have your proxy card available.
3. Follow the simple instructions.
MAIL
Please vote, sign and date the accompanying proxy card and return it in the enclosed postage-paid return envelope.
If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger and to have elected to receive shares of CPA®:16 — Global common stock.
Please vote by April 25, 2011
If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services, which has been retained to answer your questions and whose toll-free number is 1-866-525-2692.
YOUR VOTE IS IMPORTANT • PLEASE ACT PROMPTLY

Cautionary Statement Concerning Forward-Looking Statement:
This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief or expectations of Corporate Property Associates 14 Incorporated (“CPA®:14 ”) and can be identified by the use of words such as “may,” “will,” “should,” “would,” “seeks,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates” and other comparable terms. It is important to note that CPA®:14’s actual results could be materially different from those projected in such forward-looking statements. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties and other factors that may materially affect CPA®:14’s future results, performance, achievements or transactions.
Factors that could cause actual results or other outcomes to differ materially from those described in this communication include, among others: changes in national or regional economic and business conditions, including changes in interest rates and the availability and cost of capital; the possibility that various closing conditions to the proposed merger and the CPA®:14 asset sales may not be satisfied or waived and, as a result, the proposed merger and the CPA®: 14 asset sales may not be consummated; the possibility that the UPREIT reorganization contemplated in connection with the proposed merger will not be approved by stockholders and thus will not occur; the risks and uncertainties associated with obtaining the debt financing and the equity financing necessary to consummate the proposed merger; potential liability under, and changes in, environmental, zoning, tax and other laws; and other factors.
All subsequent written and oral forward-looking statements attributable to CPA®:14 or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. CPA®:14 does not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events.